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                      SECURITIES AND EXCHANGE COMMISSION,

                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           (Amendment No. ___) [Fna]

   [Fna] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

MSB Financial, Inc.
--------------------------------------------
                           (Name of Issuer)

Common Stock
--------------------------------------------
              (Title of Class of Securities)

553519109
--------------------------------------------
                              (CUSIP Number)
W. Howard Morris
300 River Place, Suite 5350
Detroit, MI 48207
--------------------------------------------(Name, Address and Telephone
Number of Person Authorized to Receive Notices and Communications)

January 26, 1998
--------------------------------------------
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note.--Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                             CUSIP No. 553519109
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(1)  Names of reporting persons
             WILMOCO Capital Management, L.L.C. - IRS No. 38-3282811
                   (W. Howard Morris, Carl B. Smalls)
     S.S. or I.R.S. Identification Nos. of above persons
                    --------------------------------------
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(2)  Check the appropriate box if a member of a group        (a)
                                                                -----
           (see instructions)                                (b)
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(3)  SEC use only
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(4)  Source of funds (see instructions)                       00
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(5)  Check if disclosure of legal proceedings is required pursuant to
     Items 2(d) or 2(e).
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(6)  Citizenship or place of organization
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Number of shares beneficially owned by each reporting person with:

  (7)  Sole voting power                                    109,580
  (8)  Shared voting power                                  0
  (9)  Sole dispositive power                               109,580
 (10)  Shared dispositive power                             0
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(11) Aggregate amount beneficially owned by each reporting person.
                                                            109,580
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(12)  Check if the aggregate amount in Row (11) excludes certain shares
            (see instructions).
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(13)  Percent of class represented by amount in Row (11)          8.89%
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(14)  Type of reporting person (see instructions)                   IA
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                                SCHEDULE 13D

Item 1.  Security and Issuer.

         Common Stock
         MSB Financial, Inc. (MSBF)
         Charles Cook, CEO/President
         1071 North Park Street
         Marshall, MI 49068

Item 2.  Identity and Background.

         WILMOCO Capital Management, L.L.C.
         Principal Occupation: Investment advisors, fund managers
         State of Organization: Michigan
         Address: 300 River Place, Suite 5350
                  Detroit, MI 48207
         President & Chief Investment Officer, W. Howard Morris
         Senior Vice President, Investments, Carl B. Smalls
         (W. Howard Morris and Carl B. Smalls are the only members of the limited liability company. Both are United States citizens.)

Item 3.  Source and Amount of Funds or Other Consideration.

         Various client accounts managed by WILMOCO (total of $50 million currently under management).

Item 4.  Purpose of Transaction.

         Investment purposes.

Item 5.  Interest in Securities of the Issuer.

         (a) Aggregate number of the class of securities: 109,580 Percentage of the class of securities: 8.89%

         (b)  Sole voting power: 109,580 shares
              Shared voting power: 0 shares
              Sole dispositive power: 109,580 shares
              Share dispositive power: 0

         (c) WILMOCO purchased 12,100 shares of MSBF on January 26, 1998 at $17.25 per share. The shares were purchased by W. Howard Morris and Carl B. Smalls of WILMOCO through Friedman Billings Ramsey.
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         (d)  The various funds under WILMOCO's investment management have the right to receive, or the power to direct the receipt of dividends from, or proceeds of the sale of, the securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Material to be Filed as Exhibits.

         None.

Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   February 5,1998                       Date: February 5, 1998
     ---------------------------                    ----------------------


Signature: /s/ W. Howard Morris              Signature:  /s/ Carl B. Smalls
          ---------------------                         -------------------
        W. Howard Morris                             Carl B. Smalls
Name/Title: President/Chief Investment     Name/Title: Sr. Vice President,
          Officer                                      Investments